FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 27 June 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Tuesday 27 June 2017, London UK - LSE Announcement

GSK starts phase III study with mepolizumab in patients with nasal polyps

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced the start of a phase III study with mepolizumab, an interleukin 5 (IL-5) antagonist, in patients with severe bilateral nasal polyps.

Nasal polyps is a chronic inflammatory disease of the nasal passage linings or sinuses leading to soft tissue growth in the upper nasal cavity. The resultant swellings can grow in both nostrils (bilateral) greatly impacting a patient's quality of life due to nasal obstruction, post nasal drip, loss of smell, facial pain, facial pressure and nasal discharge. The current standard of care is treatment with intranasal corticosteroids and, for severe cases, oral corticosteroids. Surgery to remove the polyp tissue may also be indicated for severe cases however polyps have a strong tendency to reoccur often requiring repeat surgery.

The study will assess the efficacy and safety of subcutaneous mepolizumab 100mg compared to placebo, administered using a pre-filled syringe every 4 weeks for 52 weeks, on top of standard of care in 400 adult patients with recurrent severe bilateral nasal polyps. The co-primary endpoint of the study is the change from baseline in the total nasal polyps score (sum of left and right nostril score) assessed by endoscopy at week 52 and nasal obstruction, as measured using the visual analogue scale (VAS) symptom score during the four weeks prior to week 52. The key secondary endpoint is the time to first actual surgery for nasal polyps by week 52. The study is anticipated to complete in 2019.

Steve Yancey, Vice President and Medicine Development Leader for mepolizumab, said, "We are pleased to start this study which builds on our existing programmes to investigate mepolizumab in a range of eosinophilic diseases. In general, nasal polyps may be considered a benign disease but in severe cases it can have a significant impact on a patient's day-to-day living. Our aim is to see whether mepolizumab can improve symptoms, reduce nasal polyp size and reduce the need for surgery in these patients despite optimal medical management."

About the phase III study
The pivotal phase III study named SYNAPSE, StudY in NAsal Polyps patients to assess the Safety and Efficacy of mepolizumab, is a 52-week, randomised, double-blind, parallel group study. Throughout the study period, patients will receive standard of care for nasal polyps consisting of daily mometasone furoate nasal spray, and if required, saline nasal douching, occasional short courses of high dose oral corticosteroids and/or antibiotics. Patients with severe bilateral nasal polyps were defined as those with an average nasal obstruction VAS symptom score > 5 and an endoscopic score of at least 5 out of a maximum score of 8, with a minimum score of 2 in each nasal cavity. Patients must also have a history of at least one prior surgery for nasal polyps, have recurrent nasal polyps despite treatment with standard of care and be in need of nasal polyp surgery.

Mepolizumab is not approved for use anywhere in the world for nasal polyps. The results of this study will inform any regulatory filing plans in this indication.

About mepolizumab
Mepolizumab is a targeted anti-IL-5 monoclonal antibody. Mepolizumab binds to the signalling protein IL-5, preventing it from binding to its receptor on the surface of white blood cells called eosinophils. Inhibiting IL-5 binding in this way reduces blood, tissue and sputum eosinophil levels.

Eosinophils are believed to play a role in protecting the body against infection. In some people, increased eosinophil levels can lead to inflammation and play a role in the development of some inflammatory diseases.

Mepolizumab has been developed for the treatment of diseases that are driven by inflammation caused by eosinophils.

Mepolizumab is approved for use in the US, under the brand name Nucala, as the first-in-class add-on maintenance treatment for patients with severe asthma aged 12 years and older, and with an eosinophilic phenotype.

In the US, Nucala (100mg fixed dose subcutaneous injection of mepolizumab) is licensed as an add-on maintenance treatment for patients with severe asthma aged 12 years and older, and with an eosinophilic phenotype. Nucala is not approved for the treatment of other eosinophilic conditions or relief of acute bronchospasm or status asthmaticus. Full US Prescribing Information is available at US Prescribing Information Nucala.

Nucala has also been approved for severe eosinophilic asthma in the EU, Japan and a number of other countries worldwide although the details of the indications may vary, with further regulatory applications submitted and under review in other countries.

In the EU, Nucala (100mg fixed dose subcutaneous injection of mepolizumab) is licensed as an add-on treatment for severe refractory eosinophilic asthma in adult patients. For the EU Summary of Product Characteristics for Nucala, please visit: http://www.ema.europa.eu/docs/en_GB/document_library/EPAR_-_Product_Information/human/003860/WC500198037.pdf

Mepolizumab is also being investigated in chronic obstructive pulmonary disease (in phase III), eosinophilic granulomatosis with polyangiitis (EPGA, also referred to as Churg-Strauss syndrome, in phase III), severe hypereosinophilic syndrome (in phase III), and severe atopic dermatitis (phase II).

Nucala® is a registered trade mark of the GSK group of companies.

Important Safety Information for Nucala
The following information is based on the US Prescribing Information for Nucala. Please consult the full Prescribing Information for all the labelled safety information for Nucala.

CONTRAINDICATIONS

Nucala should not be administered to patients with a history of hypersensitivity to mepolizumab or excipients in the formulation.

WARNINGS AND PRECAUTIONS

Hypersensitivity Reactions
Hypersensitivity reactions (e.g. anaphylaxis, angioedema, bronchospasm, hypotension, urticaria, rash) have occurred following administration of Nucala. These reactions generally occur within hours of administration but in some instances can have a delayed onset (i.e. days). In the event of a hypersensitivity reaction, Nucala should be discontinued.

Acute Asthma Symptoms or Deteriorating Disease
Nucala should not be used to treat acute asthma symptoms, acute exacerbations, or acute bronchospasm.

Opportunistic Infections: Herpes Zoster
In controlled clinical trials, 2 serious adverse reactions of herpes zoster occurred in subjects treated with Nucala compared to none in placebo. Consider varicella vaccination if medically appropriate prior to starting therapy with Nucala.

Reduction of Corticosteroid Dosage
Do not discontinue systemic or inhaled corticosteroids (ICS) abruptly upon initiation of therapy with Nucala. Decreases in corticosteroid doses, if appropriate, should be gradual and under the direct supervision of a physician. Reduction in corticosteroid dose may be associated with systemic withdrawal symptoms and/or unmask conditions previously suppressed by systemic corticosteroid therapy.

Parasitic (Helminth) Infection
It is unknown if Nucala will influence a patient's response against parasites. Treat patients with pre-existing helminth infections before initiating therapy with Nucala. If patients become infected while receiving treatment with Nucala and do not respond to anti-helminth treatment, discontinue treatment with Nucala until infection resolves.

ADVERSE REACTIONS

The most common adverse reactions (≥3% and more common than placebo) reported in the first 24 weeks of two clinical trials with Nucala (and placebo) were: headache, 19% (18%); injection site reaction, 8% (3%); back pain, 5% (4%); fatigue, 5% (4%); influenza, 3% (2%); urinary tract infection 3% (2%); abdominal pain upper, 3% (2%); pruritus, 3% (2%); eczema, 3% (<1%); and muscle spasm, 3% (<1%).

Systemic Reactions, including Hypersensitivity Reactions:  In 3 clinical trials, 3% of subjects who received Nucala experienced systemic (allergic and nonallergic) reactions compared to 5% in the placebo group. Systemic allergic/hypersensitivity reactions were reported by 1% of subjects who received Nucala compared to 2% of subjects in the placebo group. Manifestations included rash, pruritus, headache, and myalgia. Systemic nonallergic reactions were reported by 2% of subjects who received Nucala and 3% of subjects in the placebo group. Manifestations included rash, flushing, and myalgia. A majority of the systemic reactions were experienced on the day of dosing. Reports of anaphylaxis have been received postmarketing.

Injection site reactions (e.g. pain, erythema, swelling, itching, burning sensation) occurred at a rate of 8% in subjects treated with Nucala compared with 3% in subjects treated with placebo.

USE IN SPECIFIC POPULATIONS

The data on pregnancy exposures from the clinical trials are insufficient to inform on drug-associated risk. Monoclonal antibodies, such as mepolizumab, are progressively transported across the placenta in a linear fashion as pregnancy progresses; therefore, potential effects on a foetus are likely to be greater during the second and third trimesters of pregnancy.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Namrata Taak	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Karen Hagens	+1 919 483 2863	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5557	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

GSK cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 27, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc